Exhibit 99.1

YY Reports Second Quarter 2017 Unaudited Financial Results

Guangzhou, China, August 10, 2017 – YY Inc. (NASDAQ: YY) ("YY" or the "Company"), a leading live streaming social media platform in China, today announced its unaudited financial results for the second quarter of 2017.

Second Quarter 2017 Highlights

•	Net revenues increased by 31.7% to RMB2,609.0 million (US$384.8 million) from RMB1,980.8 million in the corresponding period of 2016.
•	Net income attributable to YY increased by 67.1% to RMB573.7 million (US$84.6 million) from RMB343.3 million in the corresponding period of 2016.
•	Non-GAAP net income attributable to YY1 increased by 55.2% to RMB597.2 million (US$88.1 million) from RMB384.8 million in the corresponding period of 2016.

“I am excited to return as the acting CEO of the Company,” stated Mr. David Xueling Li, Chairman and acting Chief Executive Officer of YY. “We are delighted to report another quarter of robust financial and operating performances. During the second quarter of 2017, our live streaming business, including YY Live and Huya broadcasting, maintained rapid growth. Our mobile live streaming monthly active users (MAU) increased by 27.1% year over year to over 66.1 million, and our total live streaming paying users increased by 46.1% year over year to over 5.7 million. In particular, on YY Live, our new strategic initiatives have generated good results. In April 2017, we launched Happy Werewolf Kill, a small-room online social game. Since inception, it has gained exceptional popularity and quickly become a leading social game on mobile devices. In the second quarter, we also introduced the short-form video services in YY Live with more diverse content and social features, which further enhanced user engagement and stickiness on our platform. In addition to YY Live, Huya continued to deliver impressive results in both user growth and revenue generation. All the aforementioned achievements have fortified our leading position in China’s live streaming social media industry. Going forward, we will continue to expand product offerings on our live streaming social media platform, seek new and innovative ways to attract and engage users, and maintain our commitment to generate meaningful shareholder value.”

Mr. Bing Jin, Chief Financial Officer of YY, further commented, “We achieved substantial financial growth once again in the second quarter of 2017. Our total net revenues increased by 31.7% year over year to RMB2,609.0 million, exceeding the high end of our previous guidance range. This was primarily driven by the 42.9% year-over-year increase in our live streaming revenues, which reached RMB2,373.4 million in the quarter. Both YY Live and Huya broadcasting contributed to our rapid revenue growth. We have experienced an acceleration in YY Live’s revenue growth after we embedded into YY Live a new functionality called Happy Contest, which enables live streaming hosts to connect and compete with each other across different showrooms. Non-GAAP net income attributable to YY grew by 55.2% year over year to RMB597.2 million in the second quarter of 2017, of which Huya’s Non-GAAP operating losses further shrank year over year from RMB146.6 million to RMB11.1 million. Our Non-GAAP net margin2 expanded from 19.4% in the second quarter of 2016 to 22.9% in the second quarter of 2017, thanks to our increasing operating leverage and product cost and expense control. We remain committed to expanding our market share and sustaining our rapid growth. At the same time, we seek to further grow our revenue and closely monitor our spending to ensure effective return on investments.”

1 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

2 Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

1

Second Quarter 2017 Financial Results

NET REVENUES

Net revenues increased by 31.7% to RMB2,609.0 million (US$384.8 million) in the second quarter of 2017 from RMB1,980.8 million in the corresponding period of 2016, primarily driven by the increase in live streaming revenues. Live streaming revenues increased by 42.9% to RMB2,373.4 million (US$350.1 million) in the second quarter of 2017 from RMB1,661.1 million in the corresponding period of 2016. Live streaming revenues from the YY Live segment were RMB1,931.6 million (US$284.9 million) and from the Huya segment were RMB441.8 million (US$65.2 million) in the second quarter of 2017.

Revenues from online games were RMB154.0 million (US$22.7 million) in the second quarter of 2017, as compared to RMB188.3 million in the corresponding period of 2016.

Revenues from membership were RMB52.2 million (US$7.7 million) in the second quarter of 2017, as compared to RMB72.1 million in the corresponding period of 2016.

Other revenues, mainly representing revenues from the Company's online advertising revenues, were RMB29.4 million (US$4.3 million) in the second quarter of 2017, compared with RMB59.4 million in the corresponding period of 2016. The declines in online gaming, membership, and other revenues mainly reflected the Company’s continued strategic shift towards its mobile live streaming business.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 29.4% to RMB1,563.4 million (US$230.6 million) in the second quarter of 2017 from RMB1,208.3 million in the corresponding period of 2016, primarily attributable to an increase in revenue-sharing fees and content costs to RMB1,259.0 million (US$185.7 million) in the second quarter of 2017 from RMB893.3 million in the corresponding period of 2016. The increase in revenue-sharing fees and content costs paid to performers, guilds and content providers was in line with the increase in revenues and was primarily due to the higher level of user engagement and spending driven by promotional activities. In addition, bandwidth costs slightly increased to RMB165.3 million (US$24.4 million) in the second quarter of 2017 from RMB150.7 million in the corresponding period of 2016, primarily reflecting the continued user base expansion and video quality improvements, but largely offset by the Company’s improved efficiency and pricing terms.

Gross profit increased by 35.4% to RMB1,045.5 million (US$154.2 million) in the second quarter of 2017 from RMB772.4 million in the corresponding period of 2016. Gross margin improved to 40.1% in the second quarter of 2017 from 39.0% in the corresponding period of 2016.

OPERATING INCOME

Operating expenses for the second quarter of 2017 were RMB476.3 million (US$70.3 million), as compared to RMB351.1 million in the corresponding period of 2016.

Operating income in the second quarter of 2017 increased by 42.6% to RMB599.4 million (US$88.4 million) from RMB420.4 million in the corresponding period of 2016. Operating margin in the second quarter of 2017 expanded to 23.0%, as compare to 21.2% in the corresponding period of 2016.

2

Non-GAAP operating income3 increased by 34.8% to RMB622.8 million (US$91.9 million) in the second quarter of 2017 from RMB461.9 million in the corresponding period of 2016. Non-GAAP operating margin4 increased to 23.9% in the second quarter of 2017 from 23.3% in the corresponding period of 2016.

NET INCOME

Net income attributable to YY Inc. increased by 67.1% to RMB573.7 million (US$84.6 million) in the second quarter of 2017 from RMB343.3 million in the corresponding period of 2016. Net margin in the second quarter of 2017 increased to 22.0% from 17.3% in the corresponding period of 2016.

Non-GAAP net income attributable to YY Inc. increased by 55.2% to RMB597.2 million (US$88.1 million) from RMB384.8 million in the corresponding period of 2016. Non-GAAP net margin in the second quarter of 2017 increased to 22.9% from 19.4% in the corresponding period of 2016.

NET INCOME PER ADS

Diluted net income per ADS5 increased by 67.2% to RMB9.98 (US$1.47) in the second quarter of 2017 from RMB5.97 in the corresponding period of 2016.

Non-GAAP diluted net income per ADS6 increased by 56.2% to RMB10.39 (US$1.53) in the second quarter of 2017 from RMB6.65 in the corresponding period of 2016.

BALANCE SHEET AND CASH FLOWS

As of June 30, 2017, the Company had cash and cash equivalents of RMB1,349.1 million (US$199.0 million), short-term deposits of RMB1,890.0 million (US$278.8 million) and restricted short-term deposits of RMB1,000.0 million (US$147.5 million). For the second quarter of 2017, net cash from operating activities was RMB885.6 million (US$130.6 million).

SHARES OUTSTANDING

As of June 30, 2017, the Company had a total of 1,121.1 million common shares, or the equivalent of 56.1 million ADSs outstanding.

Business Outlook

For the third quarter of 2017, the Company expects its net revenues to be between RMB2.75 billion and RMB2.85 billion, representing a year-over-year growth of approximately 31.6% to 36.4%. These forecasts reflect the Company's current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on August 10, 2017 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

3 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

4 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

5 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders divided by weighted average number of diluted ADS.

6 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details).

3

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	# 60746171

The replay will be accessible through August 18, 2017 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	# 60746171

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.7793 to US$1.00, the noon buying rate in effect on June 30, 2017 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a leading live streaming social media platform in China. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real-time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income attributable to common shareholders, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders is net income attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: +86 (20) 8212-0000

Email:IR@YY.com

ICR, Inc.

Xueli Song

Tel: +1 (646) 915-1611

Email:IR@YY.com

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,579,743	1,349,141	199,009
Short-term deposits	3,751,519	1,890,000	278,790
Restricted short-term deposits	-	1,000,000	147,508
Short-term investment	-	14,070	2,075
Accounts receivable, net	169,571	218,558	32,239
Inventory	2,266	1,223	180
Amount due from related parties	135,245	90,474	13,346
Prepayments and other current assets	224,732	141,504	20,875

Total current assets	5,863,076	4,704,970	694,022

Non-current assets
Deferred tax assets(1)	117,811	111,104	16,389
Investments	918,602	1,105,771	163,110
Property and equipment, net	838,750	921,561	135,937
Land use rights, net	1,872,394	1,848,440	272,659
Intangible assets, net	58,926	35,050	5,170
Goodwill	14,300	14,277	2,106
Other non-current assets	101,933	73,192	10,796

Total non-current assets	3,922,716	4,109,395	606,167

Total assets	9,785,792	8,814,365	1,300,189

Liabilities ,mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds	2,768,469	-	-
Accounts payable	137,107	108,700	16,034
Deferred revenue	430,683	506,806	74,758
Advances from customers	56,152	65,149	9,610
Income taxes payable	140,754	121,871	17,977
Accrued liabilities and other current liabilities	1,066,038	1,051,400	155,091
Amounts due to related parties	91,245	41,110	6,063
Short-term loan	-	609,756	89,944

Total current liabilities	4,690,448	2,504,792	369,477

Non-current liabilities
Convertible bonds	-	6,775	999
Deferred revenue	25,459	28,330	4,179
Deferred tax liabilities	8,058	7,620	1,124

Total non-current liabilities	33,517	42,725	6,302

Total liabilities	4,723,965	2,547,517	375,779

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$

Mezzanine equity	9,272	12,687	1,871

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 750,115,028 and 773,115,328 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	44	46	7
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 359,557,976 and 347,982,976 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	26	25	4
Additional paid-in capital	2,165,766	2,210,331	326,041
Statutory reserves	58,857	58,857	8,682
Retained earnings	2,728,736	3,845,598	567,256
Accumulated other comprehensive income	93,066	95,391	14,071

Total YY Inc.’s shareholders’ equity	5,046,495	6,210,248	916,061

Non-controlling interests	6,060	43,913	6,478

Total shareholders’ equity	5,052,555	6,254,161	922,539

Total liabilities, mezzanine equity and
shareholders’ equity	9,785,792	8,814,365	1,300,189

(1) Effectively January 2017, ASU 2015-17 issued by FASB requires entities to reclassify deferred tax assets and liabilities as non-current in the balance sheet. Accordingly, the Company retrospectively reclassified RMB107.3 million of deferred tax assets from current assets into non-current assets as of December 31, 2016.

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Live streaming	1,661,060	2,057,427	2,373,397	350,095	3,018,664	4,430,824	653,581
Online games	188,261	139,748	153,959	22,710	359,371	293,707	43,324
Membership	72,070	45,421	52,204	7,701	141,442	97,625	14,400
Others	59,386	24,362	29,431	4,341	110,618	53,793	7,935

Total net revenue	1,980,777	2,266,958	2,608,991	384,847	3,630,095	4,875,949	719,240

Cost of revenues(1)	(1,208,340)	(1,376,995)	(1,563,445)	(230,620)	(2,268,871)	(2,940,440)	(433,738)

Gross profit	772,437	889,963	1,045,546	154,227	1,361,224	1,935,509	285,502

Operating expenses(1)
Research and development expenses	(172,228)	(165,561)	(167,359)	(24,687)	(351,876)	(332,920)	(49,108)
Sales and marketing expenses	(88,699)	(88,602)	(204,434)	(30,156)	(166,660)	(293,036)	(43,225)
General and administrative expenses	(90,155)	(76,652)	(104,545)	(15,421)	(173,562)	(181,197)	(26,728)

Total operating expenses	(351,082)	(330,815)	(476,338)	(70,264)	(692,098)	(807,153)	(119,061)

Gain on deconsolidation and disposal of subsidiaries	(23,474)	37,989	-	-	(23,474)	37,989	5,604
Other income	22,507	19,820	30,166	4,450	31,412	49,986	7,373

Operating income	420,388	616,957	599,374	88,413	677,064	1,216,331	179,418

Gain on partial disposal of investments	-	-	45,861	6,765	-	45,861	6,765
Interest expense	(19,576)	(21,268)	(3,459)	(510)	(39,970)	(24,727)	(3,647)
Interest income	9,902	31,031	27,317	4,029	23,551	58,348	8,607
Foreign currency exchange gains (losses), net	552	(1,293)	(281)	(41)	789	(1,574)	(232)

Income before income tax expenses	411,266	625,427	668,812	98,656	661,434	1,294,239	190,911

Income tax expenses	(75,179)	(89,073)	(100,531)	(14,829)	(124,801)	(189,604)	(27,968)

Income before share of (loss) income in equity method investments, net of income taxes	336,087	536,354	568,281	83,827	536,633	1,104,635	162,943

Share of (loss) income in equity method investments, net of income taxes	(28)	3,935	4,726	697	5,746	8,661	1,278

Net Income	336,059	540,289	573,007	84,524	542,379	1,113,296	164,221

Less: Net loss attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders	(7,227)	(2,865)	(701)	(103)	(9,246)	(3,566)	(526)

Net income attributable to YY Inc.	343,286	543,154	573,708	84,627	551,625	1,116,862	164,747

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income attributable to YY Inc.	343,286	543,154	573,708	84,627	551,625	1,116,862	164,747

Other comprehensive income:
Unrealized gain (loss) of available-for-sales securities, net of nil tax	177,152	42,236	(39,818)	(5,873)	177,152	2,418	357
Foreign currency translation adjustments, net of nil tax	(1,459)	619	(712)	(105)	(1,109)	(93)	(14)

Comprehensive income attributable to YY Inc.	518,979	586,009	533,178	78,649	727,668	1,119,187	165,090

Net income per ADS
—Basic	6.10	9.58	10.09	1.49	9.82	19.68	2.90
—Diluted	5.97	9.25	9.98	1.47	9.65	19.21	2.83
Weighted average number of ADS used in calculating net income per ADS
—Basic	56,244,094	56,675,919	56,832,278	56,832,278	56,153,766	56,757,452	56,757,452
—Diluted	60,761,097	60,975,038	57,488,989	57,488,989	57,141,627	59,234,872	59,234,872

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	141	3,623	3,021	446	8,753	6,644	980
Research and development expenses	26,473	11,404	10,492	1,548	53,773	21,896	3,230
Sales and marketing expenses	941	509	303	45	1,780	812	120
General and administrative expenses	13,934	7,057	9,649	1,423	31,113	16,706	2,464

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YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	420,388	616,957	599,374	88,413	677,064	1,216,331	179,418
Share-based compensation expenses	41,489	22,593	23,465	3,462	95,419	46,058	6,794

Non-GAAP operating income	461,877	639,550	622,839	91,875	772,483	1,262,389	186,212

Net income attributable to YY Inc.	343,286	543,154	573,708	84,627	551,625	1,116,862	164,747
Share-based compensation expenses	41,489	22,593	23,465	3,462	95,419	46,058	6,794

Non-GAAP net income attributable to YY Inc.	384,775	565,747	597,173	88,089	647,044	1,162,920	171,541

Non-GAAP net income per ADS
—Basic	6.84	9.98	10.51	1.55	11.52	20.49	3.02
—Diluted	6.65	9.62	10.39	1.53	11.32	19.98	2.95
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	56,244,094	56,675,919	56,832,278	56,832,278	56,153,766	56,757,452	56,757,452
—Diluted	60,761,097	60,975,038	57,488,989	57,488,989	57,141,627	59,234,872	59,234,872

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YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2017

	YY Live(2)	Huya(2)	Total	Total
	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,931,569	441,828	2,373,397	350,095
Online games	147,010	6,949	153,959	22,710
Membership	50,014	2,190	52,204	7,701
Others	19,034	10,397	29,431	4,341

Total net revenue	2,147,627	461,364	2,608,991	384,847

Cost of revenues(1)	(1,159,554)	(403,891)	(1,563,445)	(230,620)

Gross profit	988,073	57,473	1,045,546	154,227

Operating expenses(1)
Research and development expenses	(132,223)	(35,136)	(167,359)	(24,687)
Sales and marketing expenses	(183,119)	(21,315)	(204,434)	(30,156)
General and administrative expenses	(86,678)	(17,867)	(104,545)	(15,421)

Total operating expenses	(402,020)	(74,318)	(476,338)	(70,264)
Other income	30,156	10	30,166	4,450

Operating income (loss)	616,209	(16,835)	599,374	88,413

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	2,372	649	3,021	446
Research and development expenses	8,229	2,263	10,492	1,548
Sales and marketing expenses	282	21	303	45
General and administrative expenses	6,872	2,777	9,649	1,423

(2)	The Company revamped its internal organization and one sub-business stream previously presented and reviewed under YY Live was changed to be presented and reviewed under Huya from the first quarter of 2017. Segment information for the 3 months ended 30 June 2016 has been restated accordingly.
(3)	As the Company has disposed of a great majority of its online education business before the end of 2016 and disposed of the remaining portion of its online education business in the beginning of 2017, 100 Education ceased to be an operating segment starting from the first quarter of 2017.

11

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	616,209	(16,835)	599,374	88,413
Share-based compensation expenses	17,755	5,710	23,465	3,462

Non-GAAP operating income (loss)	633,964	(11,125)	622,839	91,875

12

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,674,786	382,641	2,057,427	298,906
Online games	133,731	6,017	139,748	20,303
Membership	43,776	1,645	45,421	6,599
Others	15,766	8,596	24,362	3,539

Total net revenue	1,868,059	398,899	2,266,958	329,347

Cost of revenues(1)	(994,233)	(382,762)	(1,376,995)	(200,052)

Gross profit	873,826	16,137	889,963	129,295

Operating expenses(1)
Research and development expenses	(123,169)	(42,392)	(165,561)	(24,053)
Sales and marketing expenses	(73,371)	(15,231)	(88,602)	(12,872)
General and administrative expenses	(66,462)	(10,190)	(76,652)	(11,136)

Total operating expenses	(263,002)	(67,813)	(330,815)	(48,061)
Gain on deconsolidation and disposal of subsidiaries	37,989	-	37,989	5,519
Other income	10,299	9,521	19,820	2,879

Operating income (loss)	659,112	(42,155)	616,957	89,632

(4)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	2,380	1,243	3,623	526
Research and development expenses	8,349	3,055	11,404	1,657
Sales and marketing expenses	305	204	509	74
General and administrative expenses	4,568	2,489	7,057	1,025

13

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	659,112	(42,155)	616,957	89,632
Share-based compensation expenses	15,602	6,991	22,593	3,282

Non-GAAP operating income (loss)	674,714	(35,164)	639,550	92,914

14

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,517,983	143,077	-	1,661,060	249,938
Online games	188,261	-	-	188,261	28,327
Membership	72,070	-	-	72,070	10,844
Others	28,749	-	30,637	59,386	8,935

Total net revenue	1,807,063	143,077	30,637	1,980,777	298,044

Cost of revenues(1)	(955,655)	(226,242)	(26,443)	(1,208,340)	(181,817)

Gross profit (loss)	851,408	(83,165)	4,194	772,437	116,227

Operating expenses(1)
Research and development expenses	(114,459)	(49,522)	(8,247)	(172,228)	(25,915)
Sales and marketing expenses	(60,369)	(14,916)	(13,414)	(88,699)	(13,346)
General and administrative expenses	(69,843)	(17,441)	(2,871)	(90,155)	(13,566)

Total operating expenses	(244,671)	(81,879)	(24,532)	(351,082)	(52,827)
Gain on deconsolidation and disposal of subsidiaries	(23,474)	-	-	(23,474)	(3,532)
Other income	22,507	-	-	22,507	3,387

Operating income (loss)	605,770	(165,044)	(20,338)	420,388	63,255

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	(1,994)	2,003	132	141	21
Research and development expenses	15,910	8,567	1,996	26,473	3,983
Sales and marketing expenses	714	227	-	941	142
General and administrative expenses	6,385	7,649	(100)	13,934	2,097

15

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	605,770	(165,044)	(20,338)	420,388	63,255
Share-based compensation expenses	21,015	18,446	2,028	41,489	6,243

Non-GAAP operating income (loss)	626,785	(146,598)	(18,310)	461,877	69,498

16